Exhibit 21.1

SUBSIDIARIES OF VOLITIONRX LIMITED

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization

Singapore Volition Pte. Limited (100% subsidiary of VolitionRx Limited)	Singapore
Hypergenomics Pte. Limited (100% subsidiary of Singapore Volition Pte. Limited)	Singapore
Belgian Volition S.A. (99.9% subsidiary of Singapore Volition Pte. Limited)	Belgium
Volition Diagnostics UK Limited (100% subsidiary of Belgian Volition S.A.)	United Kingdom